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                                                       SEC FILE NUMBER
                                                           0-27862
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                                                        CUSIP NUMBER

                                                       Not applicable
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


(Check One): |_| Form 10-KSB |_| Form 20-F |_| Form 11-K |X| Form 10-QSB
             |_| Form N-SAR |_| Form N-CSR


For Period Ended: March 30, 2006
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q .
|_| Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

================================================================================
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Natural Gas Systems, Inc.
-------------------------
Full Name of Registrant

---------------------
Former Name if Applicable

820 Gessner Street, Suite 1340
------------------------------
Address of Principal Executive Office (Street and Number)

Houston, Texas 77024
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|
            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE


State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Natural Gas Systems, Inc. (the "Company") is unable to file its Quarterly Report on Form 10-QSB (the "Form 10-QSB") for the quarter ended March 31, 2006 by the scheduled filing deadline because the Company requires more time to ensure the 10-QSB is complete and accurate.

PART IV-- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification


         Sterling McDonald              713                   935-0122
         -----------------              ---                   --------
              (Name)                (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X|Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is party to a loan agreement with Prospect Energy Corporation pursuant to which Prospect has loaned the Company $5.0 million. On May 16, 2006, the Company notified Prospect that, although the exact ratio has not yet been determined, the Company's interest coverage ratio was less than 2.0:1.0 for the three months ended April 30, 2006, and that the debt service reserve was not fully funded as required by the terms of the loan agreement. Although the Company has otherwise remained current on required payments of principal and interest on the loan, an event of default has occurred, and the loan is currently payable in full. As a result, the Company will record approximately $1.2 million of additional non-cash interest expense for the quarter ended March 31, 2006 and reclassify the loan from a long-term to a current obligation. As a short- term obligation, the Company is not permitted to amortize the loan discount over the original life of the loan. The Company has been in discussions with Prospect regarding the loan and the possibility of obtaining temporary relief from this technical breach. In the event terms for such relief are not mutually agreed to, the Company currently has sufficient funds available to repay the principal and accrued interest on the loan.

The Company also anticipates the following changes to its operations from the corresponding period in the prior year:

In the most recent three months ended March 31, 2006, the Company's sales volumes and revenues have increased by 74% and 132%, respectively, over the prior year three-month period. For the nine months ended March 31, 2006, sales volumes and revenues have increased by 85% and 131%, respectively, over the prior year nine-month period. When combined with lease operating expenses and production taxes, field income before depletion expense increased 134% and 115% for the comparable three and nine months ended March 31, 2006, respectively, while general and administrative expenses declined 31% and rose 8%, respectively for the same periods. Losses from operations declined 49% and 9% for the comparable three and nine month periods. Due to the $1.2 million additional non-cash interest charge taken in the three months ended March 31, 2006, the Company's net loss increased 98% and 87% for the comparable three and nine month periods. The foregoing are estimates only based on information currently available to the Company.

                            Natural Gas Systems, Inc.

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 16, 2006               By  /s/ Sterling McDonald
                                      ------------------------------------------
                                      Sterling McDonald, Chief Financial Officer